Ares Industrial Real Estate Income Trust Inc.

One Tabor Center

1200 Seventeenth Street, Suite 2900

Denver, CO 80202

March 20, 2023

VIA Edgar

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ares Industrial Real Estate Income Trust Inc. (“AIREIT”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 20, 2023 (“Form 10-K”). This disclosure can be found under Part II, Item 9B of the Form 10-K. AIREIT has made such disclosure based on information provided by another company that may be deemed an “affiliate” of AIREIT, and not because of any conduct by AIREIT.

Very truly yours,

Ares Industrial Real Estate Income Trust Inc.
By:	/s/ SCOTT A. SEAGER
Name:	Scott A. Seager
Title:	Managing Director, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)